

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 21, 2007

Mr. Ben A. van der Klift
Chief Financial Officer
Arcadis N.V.
Nieuwe Stationsstraat 10, Arnhem, the Netherlands

> **RE:** **Form 20-F for the Fiscal Year ended December 31, 2005**
> **Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 0-22628**

Dear Mr. van der Klift:

We have reviewed your response letter dated February 15, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Item 3. Key Information

A. Selected Financial Data, page 1

2. In your response to comment 18, you state that certain entities qualify as discontinued operations under SFAS 144 but not under IFRS. Please tell us what consideration you gave to reflecting these entities as discontinued operations in your US GAAP selected financial data. Please also help us understand how you determined that you did not need to present income (loss) from continuing operations and income (loss) from continuing operations per share. Refer to Item 3.A.2 of the Form 20-F.

3. Please help us understand how you determined it was appropriate to present both gross revenues and net revenues in your US GAAP selected financial data. Please clarify whether gross or net revenues represent your US GAAP revenues and explain how you reached that conclusion based on the guidance of EITF 99-19.

Tabular Disclosure of Contractual Obligations, page 32

4. We have reviewed your response to comment 8. Please help us understand the differences between the amount of long-term debt reported in Note 10 of 118,605,000 euros compared to the amount of long-term debt reflected in your table of contractual obligations. Please help us understand the differences by providing us with a reconciliation of these amounts as of December 31, 2005; this reconciliation should also show the impact of including interest in your table of contractual obligations.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

5. We have reviewed your response to comment 9. You present a subtotal of operating cash flow before changes in working capital and provisions. Please tell us what consideration you gave as to whether this amount is a non-GAAP measure and should be removed from your statements. Refer to Item

10(e)(1)(ii)(C) of Regulation S-K. Otherwise, please help us understand how you determined it is appropriate to present this subtotal in accordance with IAS 7.

Note 1 – Summary of Significant Accounting Policies, page F-8

General, page F-8

6. We have reviewed your response to comment 11. Please help us understand how you determined there were no material differences between IFRS as adopted by the EU and IFRS as published by IASB. Please provide us with a description of all of the differences with the corresponding quantitative impact of each difference.

Method of Determination of Income – Gross revenue, page F-11

7. We have reviewed your response to comment 15. Please tell us what consideration you gave to disclosing the additional clarifying information included in your response regarding which materials costs are included in the materials, services of third parties, and subcontractors line item.

8. We have reviewed your response to comment 16. Given the definition of revenue included in paragraphs 7 and 8 of IAS 18 as well as the guidance of what should be included in contract revenue per paragraphs 11 through 15 of IAS 18, please help us understand how you determined it was appropriate to title both gross revenues and net revenues as IFRS revenue.   Please provide us with a comprehensive explanation for each of these two amounts.

Note 2 – Acquisitions and Divestments, page F-13

9. We have reviewed your response to comment 18. Your response refers to two entities; however your disclosures indicate that your interests in three entities were sold during 2005 and your interest in three entities were sold during 2004. It is not clear which two entities you are referring to in your response. Please help us understand how you determined the four remaining entities do not qualify as discontinued operations pursuant to paragraph 32 of IFRS 5. If you determine that these four entities do not qualify as discontinued operations under IFRS, please tell us what consideration was given to providing the disclosures required by paragraph 41 of IFRS 5.

10. You state that the disposal of the two entities do not qualify as discontinued operations under IFRS 5 as these entities do not represent a major line of business or separate geographical area of operations. Please also confirm that each of these two entities are not part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations as well as that these entities

were not subsidiaries acquired exclusively with a view to resale. Please refer to paragraphs 32(b) and (c) of IFRS 5. If you continue to determine that these two entities do not qualify as discontinued operations, please tell us what consideration was given to providing the disclosures required by paragraph 41 of IFRS 5.

11. We have reviewed your response to comments 19, 20, and 21. You state that you did not provide certain of the disclosures required by paragraph 67 of IFRS 3 due to competitive reasons. Please help us understand how you determined that these competitive reasons allow you to not comply with the disclosure requirements of IFRS. Please refer to paragraphs BC43 through BC45 of IFRS 8. Please further advise or address the following:

   • You indicate that the only significant acquisition during 2005 was the BBL acquisition. Please tell us what consideration you gave to providing the disclosures required by paragraph 67 of IFRS 3 for this acquisition;
   • Please tell us what consideration you gave to providing the disclosures required by paragraph 68 of IFRS 3 for all acquisitions that you consider to be individually immaterial;
   • Please tell us what consideration you gave to providing the disclosures regarding the cost of each acquisition as required by paragraph 67(d) of IFRS 3;
   • Please tell us what consideration you gave to disclosing the factors that contributed to costs that resulted in the recognition of goodwill as well as providing the other disclosures required by paragraph 67(h) of IFRS 3;
   • Please tell us what consideration you gave to providing the disclosures required by paragraph 67 of IFRS 3 for your 2004 acquisitions; and
   • Please tell us what consideration you gave to disclosing the amount of the acquiree's profit or loss since the acquisition date included in your financial statements and providing the other related disclosures required by paragraph 67(i) of IFRS 3.

Note 3 – Segment information, page F-16

12. We have reviewed your response to comment 22. Paragraph 26 of IAS 14 states that if your risks and rates of return are affected predominantly by the fact that you operate in different countries or other geographical areas, your primary format for reporting segment information shall be geographical segments, with secondary information reported for groups of related products and services. In light of this, please help us understand how you determined that you are not required to provide the secondary information for your groups of related services based on the guidance of paragraph 70 of IAS 14.

13. We have reviewed your response to comment 25. Please tell us what consideration you gave to the disclosures requirements of paragraph 53 of IAS 14 regarding your presentation of EBITA and EBITA on a recurring basis.

Note 7 – Intangible Assets, page F-21

14. We have reviewed your response to comment 27. Please tell us what consideration you gave to disclosing the methods used to amortize your finite lived intangible assets. Please refer to paragraph 118(b) of IAS 38.

Litigation, page F-34

15. We have reviewed your response to comment 34. Please clarify to us whether there are also litigation matters for which you have not recorded a provision. If so, please tell us what consideration was given to providing the disclosures required by paragraph 86 of IAS 37. For the matters for which you have recorded a provision, please tell us what considerations you gave to providing the disclosures required by paragraphs 84 and 85 of IAS 37, which includes a brief description of the nature of each litigation contingency, an indication of uncertainties related to the amount or timing of the outflow for the litigation contingency, and the possibility of any reimbursement.

Note 15 – Operational Costs
Pension costs, page F-35

16. We have reviewed your response to comment 36. Please help us understand how you determined your accounting of the change of the PRC pension plan into a defined contribution plan complied with IAS 19. Please tell us the specific paragraphs that you relied on in arriving at the $13.1 million provision to be released as well as the paragraphs that led you to determine you should release the full provision amount to income in 2005.

Description of adjustments resulting from the implementation of IFRS (with respect to 2004)
Work-in-progress, page F-49

17. We have reviewed your response to comment 39. Please help us further understand how you determined the treatment of proposal costs and general overhead costs did not result in any impact to your 2004 income upon the implementation of IFRS. Please provide us with your quantified analysis that demonstrates how there was no income statement effect of these items because your acquired contracts are equally spread over the year.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief